04001546

3|4

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 6 2004
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8- 30202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Daniels & Associates, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 Cherry Creek South Drive, Suite 500
(No. and Street)

Denver, (City) CO (State) 80209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William W. Fowler (303) 778-5555
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

707 Seventeenth Street, Suite 2700 (ADDRESS) Denver, (CITY) Colorado (State) 80202 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 6 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William W. Fowler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Daniels & Associates, L.P. ______, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

William W. Fowler

Signature

Senior Vice President & Chief Financial Officer

Title

Sandra M. Watts

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page
- ■ (b) Statement of Financial Condition
- ■ (c) Statement of Income (Loss)
- ☐ (d) Statement of Changes in Financial Condition
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

KPMG

DANIELS & ASSOCIATES, L.P.

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report

The Partners
Daniels & Associates, L.P.:

We have audited the accompanying statement of financial condition of Daniels & Associates, L.P. (the Partnership) as of December 31, 2003. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of the statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of the statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Daniels & Associates, L.P. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Denver, Colorado
January 22, 2004

DANIELS & ASSOCIATES, L.P.

Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents	$	3,686,844
Receivables:		
Employees		322,377
Affiliate		5,346
Trade and other		42,735
		370,458
Prepaid expenses and other assets		203,827
Property and equipment, net		1,499,411
Investments		168,963
Total assets	$	5,929,503
Liabilities and Partners' Capital		
Accounts payable:		
Trade	$	31,176
Affiliate		31,965
		63,141
Accrued salaries and other		57,456
Accrued rent		554,822
Total liabilities		675,419
Partners' capital		5,254,084
Commitments (notes 4, 5, and 6)		
Total liabilities and partners' capital	$	5,929,503

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) Organization

Daniels & Associates, L.P. (the Partnership) was formed on April 1, 1990, and operates as a fully disclosed registered broker/dealer in securities under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Partnership is engaged in a single line of business and provides brokerage, investment banking, and other financial services to the media, internet, and telecommunications industries. The Partnership does not hold, nor does it plan to hold, any customers' securities or funds.

Daniels Partners, Inc. (DPI) is the General Partner and Daniels Partners, Inc. II (DPI II) is the Limited Partner. DPI and DPI II have ownership and liquidation percentages of 90% and 10%, respectively. The Partnership agreement specifies that final income allocations are to be allocated 90% to DPI and 10% to DPI II.

(b) Basis of Presentation

The accompanying statement of financial condition has been prepared using the accrual method of accounting.

(c) Use of Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates. The Partnership considers its estimate of the fair value of its investments to be its most significant estimate.

(d) Cash and Cash Equivalents

Cash and highly liquid short-term investments with original maturities of three months or less are considered to be cash and cash equivalents.

(e) Investments

Investments are primarily composed of warrants relating to two companies. Such warrants were received in lieu of commission payments. Such investments are valued at fair value as determined by the board of directors.

(f) Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives or the life of the lease ranging from five to thirteen years. The Partnership periodically reviews the carrying amounts of its long-lived assets to determine whether current events or circumstances warrant adjustments to such carrying amounts.

(Continued)

(g) *Income Taxes*

No provision for federal or state income taxes has been made in the accompanying statement of financial condition as the income or loss of the Partnership will be reported in the respective income tax returns of the partners. The Partnership has operations in New York City, which does not adhere to the conduit principle of a limited partnership. As such, the Partnership is levied tax at the municipal level in New York. The estimated New York City unincorporated business income tax is none as of December 31, 2003.

(2) Property and Equipment

Property and equipment, is stated at cost, and is summarized as follows:

		2003
Furniture and fixtures	$	1,140,819
Computer equipment and software		1,192,093
Leasehold improvements		1,365,200
		3,698,112
Less accumulated depreciation and amortization		2,198,701
Property and equipment, net	$	1,499,411

(3) Related-Party Transactions

The receivable and payable from affiliate represents noninterest-bearing advances among the Partnership, Daniels Communications, Inc., and its affiliates.

The Partnership makes noninterest-bearing advances to its partners. Such advances amounted to $46,501 at December 31, 2003. Such amount is reflected in prepaid expenses and other assets in the accompanying statement of financial condition.

(4) Minimum Net Capital Requirement

The Partnership, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Pursuant to Rule 15c3-1, the Partnership is required to maintain minimum net capital, as defined, which is the greater of $100,000 or an amount equal to 6 2/3% of aggregate indebtedness, as defined. During 2003, the Partnership was granted a request by the NASD to lower its net capital requirement from $100,000 to $5,000. Required net capital and actual net capital at December 31, 2003 were $45,028 and $2,988,559, respectively.

(Continued)

(5) Commitment

The Partnership leases office facilities under two noncancelable operating leases and office equipment which expire on various dates through 2010. The Partnership also subleases certain office facilities to a third party under a three-year noncancelable operating lease, which expires on September 30, 2005. Future minimum lease payments and receipts under operating leases as of December 31, 2003 are as follows:

	Operating leases	Operating subleases
2004	$ 941,517	66,144
2005	919,044	49,608
2006	862,480	—
2007	663,512	—
2008 and thereafter	855,140	—
	$ 4,241,693	115,752

The lease payments on the Partnership's offices accelerate each year. Under accounting principles generally accepted in the United States of America, the lease expense is recorded on a straight-line basis by dividing total lease payments by the lease term. At December 31, 2003, the cumulative rent expense exceeded the cumulative cash payments on the leases by $554,822. Such amount is recorded as accrued rent in the accompanying statement of financial condition.

In connection with the Partnership's New York office lease, the Partnership has issued an irrevocable letter of credit in the amount of $195,624 which is scheduled to expire upon the end of the lease term in 2010.

(6) Employee Benefit Plan

The Partnership is the Sponsor of the Daniels & Associates, L.P. 401(k) Plan (the Plan), which provides an opportunity for employee retirement savings. The Plan provides for employees to contribute up to 15% of their compensation for investment in several mutual funds. The Partnership by resolution of the board of directors, can contribute up to 66% of the amount contributed by employees and 33% of the amount contributed by producers.